BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Alteration

FORM 11
BUSINESS CORPORATIONS ACT
Section 257

Filed Date and Time:	**May 15, 2007 11:11 AM Pacific Time**
Alteration Date and Time:	**Notice of Articles Altered on May 15, 2007 11:11 AM Pacific Time**

NOTICE OF ALTERATION

Incorporation Number:
BC0343318

Name of Company:
AURIZON MINES LTD. IN ITS ENGLISH FORM AND MINES AURIZON LTEE. IN ITS FRENCH FORM

ALTERATION EFFECTIVE DATE:

The alteration is to take effect at the time that this application is filed with the Registrar.

PRE-EXISTING COMPANY PROVISIONS

The company has resolved that the Pre-existing Company Provisions no longer apply to this company.

ADD A RESOLUTION DATE:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or a series of shares:

New Resolution Date:

May 11, 2007

AUTHORIZED SHARE STRUCTURE

1.	No Maximum	Common Shares	Without Par Value Without Special Rights or Restrictions attached

2.	No Maximum	Preferred Shares	Without Par Value With Special Rights or Restrictions attached
	1. 8,050,000	Series "A" Convertible Preferred	Special Rights or Restrictions are attached
	2. 1,135,050	Series "B" Convertible Preferred	Special Rights or Restrictions are attached